FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR September 19, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                       FORM  51-102F3

                    MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ----------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         September 18, 2007


Item 3  News Release
        -------------

        Issued September 18, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

Vancouver, Canada, September 18, 2007 - Dynamotive Energy Systems
Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today announced it hosted a tour of its Guelph, Ontario BioOil(r) plant - the first facility of its kind - on Friday, September 14 with over seventy-five global biofuel experts attending. The plant was operational and for the first time the full cycle of production from wood chips to BioOil was demonstrated publicly. The plant had previously undergone testing and inspection processes by regulatory and technical authorities in readiness for continuous operation. Previous tests conducted demonstrated the capacity of the plant to operate at its nominal design capacity of 200 tonnes per day biomass input. Dynamotive and Evolution Biofuels (Dynamotive's partner in the venture) based on the successful start up will now proceed with the final commissioning and synchronization of all systems task that is expected to be completed within two weeks. The plant will be then operated by Dynamotive's and Tecna's staff for 60 days before handing over the plant operations to Evolution Biofuels.

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Item 5  Full Description of Material Change
        -----------------------------------

        5.1  Full Description of Material Change

Vancouver, Canada, September 18, 2007 - Dynamotive Energy Systems
Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today announced it hosted a tour of its Guelph, Ontario BioOil(r) plant - the first facility of its kind - on Friday, September 14 with over seventy-five global biofuel experts attending.

The plant was operational and for the first time the full cycle of production from wood chips to BioOil was demonstrated publicly. The plant had previously undergone testing and inspection processes by regulatory and technical authorities in readiness for continuous operation. Previous tests conducted demonstrated the capacity of the plant to operate at its nominal design capacity of 200 tonnes per day biomass input.

Dynamotive and Evolution Biofuels (Dynamotive's partner in the venture) based on the successful start up will now proceed with the final commissioning and synchronization of all systems task that is expected to be completed within two weeks. The plant will be then operated by Dynamotive's and Tecna's staff for 60 days before handing over the plant operations to Evolution Biofuels.

The tour was part of a two-day conference in Toronto sponsored by the IEA (International Energy Association) Bioenergy Task 40-Biotrade, Bioenergy Focus Ontario and the Canadian Bioenergy Association, a national non-profit organization whose mission is to promote utilization of sustainable biomass for the production of biofuels, heat and power.

The Guelph plant, with a capacity to convert 200 tonnes of biomass into BioOil per day, was developed in partnership with MegaCity Recycling Inc. and operates under the name Evolution Biofuels Inc. This Dynamotive flagship pyrolysis plant was constructed using modules that minimize on-site activities and allow for rapid deployment. It comprises eight fully assembled modules and when fully operational will process 66,000 dry tons of biomass per year with an energy output equivalent to 130,000 barrels of oil.

Prior to the tour, Dynamotive's Vice President Anton Kuipers presented the company's strategic initiatives to conference attendees on Wednesday, September 12.

Mr. Kuipers commented during the presentation, "With two BioOil plants completed in Canada and plans underway for additional plants in Latin America and in the United States, Dynamotive is moving ahead in its global initiative to increase production of fuels from biomass."

Photographs of the plant tour will be posted on the Dynamotive website today.

        5.2  Disclosure for Restructuring Transactions

        N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8  Executive Officer
        -----------------

         Contact:      Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         September 18, 2007

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)        "Andrew Kingston"
                                            -----------------
                                             Andrew Kingston
                                             President & CEO


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DYNAMOTIVE ENERGY SYSTEMS CORPORATION            News Release:  Sept 18, 2007

GLOBAL BIOFUEL LEADERS TO VIEW DYNAMOTIVE'S BIOFUEL PRODUCTION PROCESS IN
                             GUELPH, ONTARIO

Vancouver, Canada, September 18, 2007 - Dynamotive Energy Systems
Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today announced it hosted a tour of its Guelph, Ontario BioOil(r) plant - the first facility of its kind - on Friday, September 14 with over seventy-five global biofuel experts attending.

The plant was operational and for the first time the full cycle of production from wood chips to BioOil was demonstrated publicly. The plant had previously undergone testing and inspection processes by regulatory and technical authorities in readiness for continuous operation. Previous tests conducted demonstrated the capacity of the plant to operate at its nominal design capacity of 200 tonnes per day biomass input.

Dynamotive and Evolution Biofuels (Dynamotive's partner in the venture) based on the successful start up will now proceed with the final commissioning and synchronization of all systems task that is expected to be completed within two weeks. The plant will be then operated by Dynamotive's and Tecna's staff for 60 days before handing over the plant operations to Evolution Biofuels.

The tour was part of a two-day conference in Toronto sponsored by the IEA (International Energy Association) Bioenergy Task 40-Biotrade, Bioenergy Focus Ontario and the Canadian Bioenergy Association, a national non-profit organization whose mission is to promote utilization of sustainable biomass for the production of biofuels, heat and power.

The Guelph plant, with a capacity to convert 200 tonnes of biomass into BioOil per day, was developed in partnership with MegaCity Recycling Inc. and operates under the name Evolution Biofuels Inc. This Dynamotive flagship pyrolysis plant was constructed using modules that minimize on-site activities and allow for rapid deployment. It comprises eight fully assembled modules and when fully operational will process 66,000 dry tons of biomass per year with an energy output equivalent to 130,000 barrels of oil.

Prior to the tour, Dynamotive's Vice President Anton Kuipers presented the company's strategic initiatives to conference attendees on Wednesday, September 12.

Mr. Kuipers commented during the presentation, "With two BioOil plants completed in Canada and plans underway for additional plants in Latin America and in the United States, Dynamotive is moving ahead in its global initiative to increase production of fuels from biomass."

Photographs of the plant tour will be posted on the Dynamotive website today.




About BioOil
BioOil is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxide
('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil and BioOil Plus(tm) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

About Dynamotive
Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse-gas-neutral fast pyrolysis technology uses medium temperatures and oxygen-free conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. The final stages of the commissioning process at the Guelph plant and the reconstruction of the West Lorne plant may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com

Contacts:
Nathan Neumer, Director, Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.

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